Exhibit 99

October 04, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 26,335 billion as of September 30, 2024, a growth of around 8.0% over ₹ 24,374 billion as of September 30, 2023, and a growth of around 2.3% over ₹ 25,750 billion as of June 30, 2024. During the quarter, retail loans grew by around ₹ 338 billion; commercial & rural banking loans grew by around ₹ 380 billion; and corporate & other wholesale loans were lower by ₹ 133 billion over June 30, 2024.

The Bank’s gross advances aggregated to approximately ₹ 25,190 billion as of September 30, 2024, a growth of around 7.0% over ₹ 23,546 billion as of September 30, 2023.

During the quarter ended September 30, 2024, the Bank securitised / assigned loans of ₹ 192 billion (year to date ₹ 246 billion) as a strategic initiative.

2)

The Bank’s deposits were ₹ 25,000 billion as of September 30, 2024, a growth of around 15.1% over ₹ 21,729 billion as of September 30, 2023, and a growth of around 5.1% over ₹ 23,791 billion as of June 30, 2024.

The Bank’s CASA deposits were ₹ 8,835 billion as of September 30, 2024, a growth of around 8.0% over ₹ 8,177 billion as of September 30, 2023, and a growth of around 2.3% over ₹ 8,636 billion as of June 30, 2024.

The Bank’s time deposits were ₹ 16,165 billion as of September 30, 2024, a growth of around 19.3% over ₹ 13,552 billion as of September 30, 2023, and a growth of around 6.7% over ₹ 15,155 billion as of June 30, 2024, reflecting customer preference for time deposits in this stage of the rate cycle.

3)

The Bank’s advances under management, on an average basis, were ₹ 25,630 billion for the September 2024 quarter, a growth of around 10.2% over ₹ 23,266 billion for the September 2023 quarter, and a growth of around 1.2% over ₹ 25,327 billion for the June 2024 quarter.

The Bank’s average deposits were ₹ 23,532 billion for the September 2024 quarter, a growth of around 15.4% over ₹ 20,385 billion for the September 2023 quarter, and around 3.1% over ₹ 22,831 billion for the June 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,082 billion for the September 2024 quarter, a growth of around 7.3% over ₹ 7,535 billion for the September 2023 quarter, and lower by around 0.3% compared to ₹ 8,106 billion for the June 2024 quarter.

4)	Liquidity coverage ratio (average) was around 127% for the quarter.

5)	Key business volumes are as under:

Key figures (₹ billion)	30-Sep-23	30-Jun-24	30-Sep-24	QoQ	YoY
Advances under management*
Period end	24,374	25,750	26,335	2.3%	8.0%
Average	23,266	25,327	25,630	1.2%	10.2%

Gross advances	23,546	24,869	25,190	1.3%	7.0%

Deposits - period end	21,729	23,791	25,000	5.1%	15.1%
CASA deposits	8,177	8,636	8,835	2.3%	8.0%
Time deposits	13,552	15,155	16,165	6.7%	19.3%

Deposits - average	20,385	22,831	23,532	3.1%	15.4%
CASA deposits	7,535	8,106	8,082	(0.3%)	7.3%
Time deposits	12,850	14,725	15,450	4.9%	20.2%

*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of September 30, 2024 will be subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight